Mail Stop 04-07								June 22,
2005

Via U.S. Mail and Fax (212- 483 0001)

Linden J. Boyne
Chief Financial Officer
ADVANCE NANOTECH, INC
30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

Re:	ADVANCE NANOTECH, INC
	Form 10-KSB for the year ended December 31, 2004
      Filed May 06, 2005

      Forms 10-QSB for fiscal quarter ended March 31, 2005

	File No. 0-10065


Dear Mr. Boyne:


      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB for the year ended December 31, 2004

Report of independent accountants, page F-2

1. Ask your independent accountants to revise their report to disclose the city and state where they issued the report.



Form 10-QSB for fiscal quarter ended March 31, 2005

Note 5.  Stock Transactions

2. We note your disclosure of warrants being issued to investors and placement agents to purchase shares of your common stock at $3.00 and
$2.00 per share, respectively. It appears to us that no value has been attached to the warrants. Addressing relevant guidance tell us how you accounted for the issuance of these warrants.


3. We note that you issued common stock in private placement transactions at prices significant lower than your trading prices at the date of the issuances. Tell us about the reasons of the significant discrepancies.


Item 3.  Controls and Procedures

4. We note that you use a definition of disclosure controls and procedures that differs from the one provided in Rule 13a-15(e) of the Exchange Act. Please revise to disclose that your disclosure controls and procedures are effective in ensuring that (i) information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms, and (ii) information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

See Rule 13a-15(e) of the Exchange Act. Alternatively, if true, you may simply state that your disclosure controls and procedures are effective





*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Al Rodriguez, Staff Accountant, at (202)
551-
3370 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,

							/s/ Larry Spirgel

							Larry Spirgel
							Assistant Director
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Linden J. Boyne
ADVANCE NANOTECH, INC
June 22, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE